UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

ZNERGY, INC
(Name of Issuer)
Common Stock, par value $0.0001
(Title of Class of Securities)
98978P106
(CUSIP Number)
Lone Cypress, LLC
c/o Znergy, Inc.
6102 South MacDill Avenue, Suite G
Tampa, FL 33611
(800) 931 - 5662
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)
October 26, 2015
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98978P106	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS: Lone Cypress, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming, US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 55,650,000
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 55,650,000
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,650,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.7% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

1.  Based on 187,650,000 shares of common stock, par value $0.0001, outstanding as of February 28, 2017.

CUSIP No. 98978P106	13D	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS: Christopher J. Floyd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 65,650,000 (1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 65,650,000 (1)
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,650,000 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.0% (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

1.	In his capacity of sole Managing Member of Lone Cypress, LLC and his direct ownership of 10,000,000 shares of common stock, par value $0.0001.
2.	Based on 187,650,000 shares of common stock, par value $0.0001, outstanding as of February 28, 2017.

CUSIP No. 98978P106	13D	Page 3 of 6 Pages

Item 1.  Security and Issuer.
This Schedule 13D related to the common stock, par value $0.0001 per share (the “Common Stock”) of Znergy, Inc., a Nevada corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is:  6102 South MacDill Avenue, Suite G, Tampa, FL 33611.  This Schedule 13D is being filed by Lone Cypress, Inc.
Item 2.  Identity and Background.
(a) Name	(b) Residence address or business address OR	( c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted OR	(f) Citizenship or jurisdiction of incorporation, as applicable
	Principal office (if person in column (a) is an entity)	Principal business (if person in column (a) is an entity)

Christopher J. Floyd	6102 South MacDill Avenue, Suite G	Mr. Floyd is the Chief Executive	US
	Tampa, FL 33611	Officer of Znergy, Inc.

Lone Cypress, LLC	6102 South MacDill Avenue, Suite G	Investments	Wyoming
Tampa, FL 33611

(d)	Each of the Reporting Persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
Each of the Reporting Persons has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

Item 3.  Source or Amount of Funds or Other Consideration.
The information contained in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 4.  Purpose of Transaction.
The information contained in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.
(a)	All percentages of Common Stock beneficially owned described in this Schedule 13D are based on 187,650,000 shares of Common Stock outstanding as of February 28, 2017.

1.
Mr. Floyd, in his capacity as sole Managing Member, has beneficial ownership of 55,650,000 shares of common stock of the issuer and, in addition, directly owns 10,000,000 shares of the common stock of the issuer, in aggregate 65,650,000 shares of common stock representing 34.7% of the outstanding common stock that were deemed to be outstanding for purposes of calculating the beneficial ownership of Mr. Floyd under Section 13(d) of the Act.

CUSIP No. 98978P106	13D	Page 4 of 6 Pages

2.
Lone Cypress, LLC has direct beneficial ownership of an aggregate of 55,650,000 shares of common stock of the Issuer. Lone Cypress, LLC’s beneficial ownership in the common stock represented approximately 29.4% of the outstanding common stock that were deemed to be outstanding for purposes of calculating the beneficial ownership of Lone Cypress, LLC under Section 13(d) of the Act.

(b)

1.	Mr. Floyd may be deemed to exercise sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of an aggregate of 65,150,000 shares of Common Stock of the Issuer.

2.
Lone Cypress, LLC may be deemed to exercise sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of an aggregate of 55,150,000 shares of Common Stock of the Issuer.

(c)	Other than as reported herein, each of the Reporting Persons has not effected any transactions in the Common Stock of the Issuer during the past 60 days.

(d)
To the knowledge of Mr. Floyd and Lone Cypress, LLC, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 65,150,000 shares of Common Stock over which Mr. Floyd and Lone Cypress, LLC have beneficial ownership.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
On October 26, 2015, the Issuer (f/k/a Mazzal Holding Corp.) entered into a Share Exchange Agreement with Global ITS, Inc. (“Global”), and the shareholders of Global, pursuant to which the Issuer exchanged 120,000,000 of its common shares for 24,000,000 Global common shares held by Global’s shareholders representing 100% of Global’s outstanding shares.  In that transaction Mr. Floyd and Lone Cypress, LLC acquired their shares in the Issuer as shareholders of Global.

The foregoing description of the Share Exchange Agreement with Global ITS, Inc. does not purport to be complete and is qualified by reference to the full text of the Stock Purchase Agreements, see Exhibit 99.1.

Item 7.  Material to Be Filed as Exhibits.

Exhibit	Description
99.1	Share Exchange Agreement dated as of October 26, 2015, incorporated herein by reference to the Znergy, Inc. filing on Form 8-K dated October 27, 2015.

CUSIP No. 98978P106	13D	Page 6 of 6 Pages

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  February 28, 2017

/s/ Christopher J. Floyd
Christopher J. Floyd

Lone Cypress, LLC

/s/ Christopher J. Floyd Christopher J. Floyd Managing Member